FORM 11-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended: December 31, 2009

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from              to

Commission file number 001- 33633

A.	Full title of the plans and the address of the plans, if different from that of the Issuer named below:

Zep Inc. 401(k) Plan

B.	Name of issuer of the securities held pursuant to the plans and the address of the Principal executive office:

Zep Inc.

1310 Seaboard Industrial Boulevard

Atlanta, Georgia 30318

REQUIRED INFORMATION

The following documents are filed as part of this report:

1.	Financial Statements

Plan financial statements prepared in accordance with the financial reporting requirements of ERISA including the following:

Report of Independent Registered Public Accounting Firm

Statements of Net Assets Available for Benefits as of December 31, 2009 and 2008

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2009

Notes to Financial Statements

Supplemental Schedule

2.	Exhibits

The following exhibit is filed with this report:

Consent of Independent Registered Public Accounting Firm

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 28, 2010	By:	Zep Inc.
Plan Administrator

	By:	/s/ John K. Morgan
	Name:	John K. Morgan
	Title:	Chairman, President and Chief Executive Officer

Zep Inc. 401(k) Plan

Audited Financial Statements and Supplemental Schedule

At December 31, 2009 and 2008 and for the year ended December 31, 2009

Report of Independent Registered Public Accounting Firm

Plan Administrator

Zep Inc. 401(k) Plan

We have audited the accompanying statements of net assets available for benefits of the Zep Inc. 401(k) Plan as of December 31, 2009 and 2008, and the related statement of changes in net assets available for benefits for the year ended December 31, 2009. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2009 and 2008, and the changes in its net assets available for benefits for the year ended December 31, 2009, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2009 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

Atlanta, GA

June 25, 2010

Zep Inc. 401(k) Plan

Statements of Net Assets Available for Benefits

	December 31,
	2009	2008
Assets
Investments, at fair value	$134,294,217	$125,469,447
Cash, non-interest bearing	91,763	338,474
Participant Contributions Receivable	154,574	110,003
Employer Contributions Receivable	31,850	46,185

Total Assets	134,572,404	125,964,109

Liabilities

Excess Contributions Payable	60,880	156,473

Net assets available for benefits, at fair value	134,511,524	125,807,636
Adjustment from fair value to contract value for interest relative to fully benefit responsive investment contracts	(1,125,505)	1,542,257

Net Assets Available for Benefits	$133,386,019	$127,349,893

The accompanying Notes to Financial Statements are an integral part of these statements.

Zep Inc. 401(k) Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2009

Additions:
Net appreciation in fair value of investments	$17,983,328
Interest and dividend income	947,490
Contributions:
Employer contributions	497,376
Participant contributions	5,524,639

Total additions	24,952,833

Deductions:
Benefit payments	(18,916,707)

Net increase in assets available for benefits	6,036,126

Net assets available for benefits:
Beginning of year	127,349,893

End of the year	$133,386,019

The accompanying Notes to Financial Statements are an integral part of these statements.

Zep Inc. 401(k) Plan

Notes to Financial Statements

December 31, 2009

1. Description of the Plan

General

The financial position of the Zep Inc. (the “Company”, the “Employer” or “Zep”) 401(k) Plan (the “Plan”) is included in the accompanying financial statements. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

Effective June 1, 2006, automatic enrollment was implemented for all new hires at a 3% deferral rate. Employer matching amounts are allocated in accordance with the participant’s current investment elections for elective deferrals at the time the match is funded.

Refer to the respective summary plan description or Plan agreement for additional information about the Plan’s eligibility, funding, allocation, vesting, and benefit provisions.

Eligibility and Forfeitures

The Plan is a defined contribution plan. The Plan covers substantially all domestic salaried, commissioned, union and non-union hourly employees of the Company. Employees of certain unions who have elected not to participate in the Plan and foreign employees of the Company are not eligible to participate.

Employees of the Company have immediate eligibility upon attaining the age of 21 and satisfying a 30-day minimum employment period. The Plan further provides that forfeitures of Employer contributions may be used to pay Plan administrative expenses or reduce future Employer contributions.

In the event of the cessation of operation of a plant, or the discontinuance of certain portions of the Company’s business, Plan participants shall automatically become fully vested in Employer contributions upon termination.

Loans

Participants may borrow the lesser of 50% of their vested balance or $50,000 (reduced by the excess of the participant’s highest outstanding loan balance from the twelve months prior to the loan request). Participants agree to loan repayment terms upon endorsement of the borrowed funds. Only one outstanding general-purpose loan for each participant is permitted during a calendar year.

Loan repayments must be substantially equal in amount over the term of the loan and must be made by payroll deduction on an after-tax basis. General-purpose loans must be repaid within five years; residential loans must be repaid within ten years.

Loan repayments may be suspended, at the discretion of the Company, for a period of not more than twelve months if a participant is on unpaid leave of absence, disability, or military service. Upon return, the loan will be amortized over the initial loan repayment period.

Administration

Administration of the Plan is the responsibility of the Company’s investment committee, which is designated by the Compensation Committee of Zep’s Board of Directors. All administrative expenses of the Plan were paid by either the Company or Plan forfeitures during the year ended December 31, 2009.

Plan Termination

Although the Company intends for the Plan to be permanent, the Plan provides the Company the right to discontinue contributions or to terminate the Plan at any time.

In the event of a Plan termination, each respective participant shall be 100% vested in the balance of his/her account and his/her proportionate share of any future adjustments.

Investment in Parties-In-Interest Common Stock

As of December 31, 2009, the percentage of the Plan’s net assets invested in the common stock of Zep was 2.2%. As of December 31, 2008, the percentage of the Plan’s net assets invested in the common stock of Zep was 2.8%.

Zep Inc. 401(k) Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Funding Policy

The basis for determining participant (pre-tax) and Employer contributions is as follows:

Plan Name	Participant Contributions	Employer Contributions
Zep Inc. 401(k) Plan	1% to 25% of compensation	50% of participant contributions up to 6% of compensation. Deferrals in excess of 6% of the participant’s annual compensation shall not be eligible for matching contributions.

A temporary suspension of Zep’s match of participant contributions was instituted during January 2009. Zep partially restored the employer match component of its defined contribution plan during the fourth quarter of the Company’s fiscal year 2009; full reinstatement of the employer matching contribution benefit occurred during January 2010.

Effective January 1, 2009, the Plan was amended allowing Zep, at its sole discretion, to make matching contributions to the Plan on behalf of each eligible participant for a plan year. The matching contribution, if any, shall be determined from time to time by Zep in its sole discretion, and the matching contribution may be expressed as a percentage of the amount of each participant’s elective deferrals. Further, Zep may, in its sole discretion, limit the amount of a participant’s elective deferrals eligible for a matching contribution. As a result of this amendment, Zep may elect to make matching contributions annually or more frequently.

2. Significant Accounting Policies

Basis of Accounting

The accounts of the Plan are maintained by the trustee, Charles Schwab Trust Company, on the cash basis of accounting. The accompanying financial statements have been prepared using the accrual method of accounting.

Investments

The investments in the Plan are subject to certain administrative guidelines and limitations as to the type and amount of securities held. Certain fund assets are allocated to selected independent investment managers to invest under these guidelines. Investments of the Plan, including synthetic guaranteed investment contracts (“synthetic GICs”), are stated at fair value, as determined by the trustee from quoted market prices or quoted redemption values in an active market or as determined by the investment fund managers using generally accepted valuation procedures for GICs. Securities traded on a national exchange are valued at the last reported sales price on the last business day of the Plan year; investments traded in the over-the-counter market and listed securities for which no sale was reported on the last day of the Plan year are valued at the last reported bid price. Participant loans are valued at their outstanding balances, which approximate fair value.

The Plan holds investments in synthetic GIC’s as part of the Stable Value Fund investment held by the Plan. The synthetic GICs each hold a diversified portfolio of primarily corporate bonds, or units of 103-12 investment entities holding corporate and government bonds. Bonds or units of 103-12 investment entities were held in the name of the Plan. The synthetic GICs or wrap contracts have features that provide for variable interest crediting rates which are credited to the contract value of the contracts’ underlying holdings. As required by Financial Accounting Standards Board Accounting Standards Codification (“ASC”) 962, Plan Accounting – Defined Contribution Pension Plans, the Plan’s investments in synthetic GICs have been presented at fair value on the Statements of Net Assets Available for Benefits. An adjustment has also been included in the Statements of Net Assets Available for Benefits so that ending net assets available for benefits are presented at contract value.

Zep Inc. 401(k) Plan

Notes to Financial Statements (continued)

2. Significant Accounting Policies (continued)

Contract value represents contributions made under the contract, plus earnings, less member withdrawals and administrative expenses. Members may ordinarily direct the withdrawal and transfer all or a portion of their investment at contract value. The crediting interest rate is based on a mutually agreed upon formula that resets on a monthly basis depending on the performance of the underlying assets being managed. The minimum crediting rate is 0%.

Certain events limit the ability of the Plan to transact at contract value with the issuer. These events include, but are not limited to, the following: (1) amendments to the Plan documents that materially and adversely affect the risk borne by the contract issuer, unless otherwise approved by the issuer, (2) bankruptcy of the Plan sponsor or other Plan sponsor events which cause a significant withdrawal from the Plan or (3) the failure of the Plan to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The Company does not believe that the occurrence of any event limiting the Plan’s ability to transact at contract value with members is probable.

The synthetic GIC issuers can only terminate the contract under very limited circumstances, such as the Company or the investment fund managers’ breach any of their material obligations under the agreement, or upon completion of specified periods of time following notice periods. Zep does not believe it is probable that the synthetic GICs will be terminated.

The average yield of the synthetic GICs based on actual earnings was approximately 4.35% and 4.27% at December 31, 2009 and 2008, respectively, while the average yields actually credited to members was approximately 4.15% and 4.11% at December 31, 2009 and 2008, respectively. At December 31, 2009 and 2008, the fair values of the Plan’s interest in the underlying assets of the synthetic GICs were $44,047,256 and $44,467,533, respectively, and the book valuation adjustments were $(1,125,505) and $1,542,257 for these respective periods.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates and the differences could be significant.

3. Investments

The fair values of individual investments that represent 5% or more of the Plan’s net assets available for benefits are as follows:

	December 31, 2009	December 31, 2008
Zep Inc. Stable Value Fund	$44,047,256	$44,467,533
Dow Jones Target 2025 Fund	12,711,571	11,843,024
Vanguard Institutional Index	12,314,418	*
Columbia Dividend Income Class Z	7,793,865	*
American Funds EuroPacific Growth Gr R5	7,031,672	*
Vanguard S&P 500 Index Fund	*	10,601,515
American Century Equity Income	*	8,510,626

* - Indicates that balance does not represent 5% or more of the Plan’s net assets available for benefits as of the periods presented.

The following investments are the components of the synthetic GICs, and any of these investments exceeding 5% or more of the Plan’s net assets available for benefits have been denoted with double-asterisk (**):

Zep Inc. Stable Value Fund as of December 31, 2009

Contract Issuer	Security	Fair Value	Valuation Adjustment	Contract Value
103-12 Investment Entities:
ING Life & Annuity	IGT INVESCO Short-term Bond	$6,161,364	$(97,850)	$6,063,514
NATIXIS Capital Markets **	IGT INVESCO AAA ABS	9,056,691	(199,118)	8,857,573
Monumental	IGT MxMgr Core	6,603,200	(74,754)	6,528,446
Rabobank Nederland**	IGT MxMGR Int G/C	7,503,127	(317,390)	7,185,737
State Street Bank	IGT INVESCO Short-term Bond	4,995,493	(102,585)	4,892,908
Pacific Life**	IGT MxMGR Int G/C	7,682,117	(333,808)	7,348,309

Subtotal		42,001,992	(1,125,505)	40,876,487

Cash
State Street Bank	Cash	2,045,264	—	2,045,264

Total		$44,047,256	$(1,125,505)	$42,921,751

Zep Inc. 401(k) Plan

Notes to Financial Statements (continued)

3. Investments (continued)

Zep Inc. Stable Value Fund as of December 31, 2008

Contract Issuer	Security	Fair Value	Valuation Adjustment	Contract Value
103-12 Investment Entities:
ING Life & Annuity	IGT INVESCO Short-term Bond	$5,410,860	$196,263	$5,607,123
NATIXIS Capital Markets**	IGT INVESCO AAA ABS	9,317,774	346,742	9,664,516
Monumental**	IGT MxMgr Core	6,590,499	291,204	6,881,703
Rabobank Nederland**	IGT MxMGR Int G/C	7,662,984	265,508	7,928,492
State Street Bank	IGT INVESCO Short-term Bond	5,301,066	187,084	5,488,150
Pacific Life**	IGT MxMGR Int G/C	7,826,187	255,456	8,081,643

Subtotal		42,109,370	1,542,257	43,651,627

Cash
State Street Bank	Cash	2,358,163	—	2,358,163

Total		$44,467,533	$1,542,257	$46,009,790

The components of Net appreciation in fair value of investments of the Plan for the year ended December 31, 2009 are as follows:

Net depreciation in fair value of common stock (quoted market prices)	$(345,842)
Net appreciation in fair value from 103-12 investment entities (fair value determined by trustee)	1,623,140
Net appreciation in fair value from common/collective trust funds (fair value determined by trustee)	4,440,011
Net appreciation in fair value from mutual funds (quoted market prices)	12,266,019

Net appreciation of fair value of investments	$17,983,328

Zep Inc. 401(k) Plan

Notes to Financial Statements (continued)

4. Fair Value Measurements

Zep determines a fair value measurement based on the assumptions a market participant would use in pricing an asset or liability. ASC 820, Fair Value Measurements and Disclosures (“ASC 820”), establishes a three-tiered hierarchy making a distinction between market participant assumptions based on (i) observable inputs such as quoted prices in active markets (Level 1), (ii) inputs other than quoted prices in active markets that are observable either directly or indirectly (Level 2), and (iii) unobservable inputs for the asset or liability i.e. supported by little or no market activity (Level 3). Level 3 inputs contain management’s own assumption about those made by market participants in the pricing of such assets or liabilities (including assumptions about risk). ASC 820 was prospectively adopted by the Plan on January 1, 2008.

In April 2009, the Financial Accounting Standards Board, (“FASB”) issued FASB Staff Position 157-4, Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly “(FSP 157-4”). FSP 157-4 amends SFAS No. 157 to provide additional guidance on estimating fair value when the volume and level of activity for an asset or liability have significantly decreased in relation to normal market activity for the asset or liability. FSP 157-4 also provides additional guidance on circumstances that may indicate that a transaction is not orderly and on defining major categories of debt and equity securities in meeting the disclosure requirements of SFAS 157. FSP 157-4 is effective for reporting periods ending after June 15, 2009, and was adopted by the Plan during 2009. The adoption of this guidance did not impact the Plan’s financial results.

The Plan’s assets as of December 31, 2009 are presented within the following table in accordance disclosure requirements established by ASC 820 and FSP 157-4:

		Fair Value Measurements as of December 31, 2009
Assets	Fair Value as of December 31, 2009	Quoted Market Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Mutual Funds
T Rowe Price Mid-Cap Growth Fund	$6,044,985	6,044,985
Vanguard Institutional Index	12,314,418	12,314,418
CRM Mid-Cap Value Investor	4,731,778	4,731,778
Northern Small Cap Value Fund	2,995,751	2,995,751
Columbia Dividend Income Class Z	7,793,865	7,793,865
T Rowe Price Growth Stock Fund	5,344,958	5,344,958
EuroPacific Growth Gr R5	7,031,672	7,031,672
PIMCO Total Return Fund Instl	1,918,430	1,918,430
Wells Fargo Advantage Small Cap Grth I	3,538,047	3,538,047
Schwab Value Money Market Fund	928	928
Stable Value Fund Cash	2,045,264	2,045,264
PCRA Self-Directed Brokerage Account	8,107,342	8,107,342
103-12 Investment Entities	42,001,992		42,001,992
Common/Collective Trusts	24,731,308		24,731,308
Participant Loans	2,820,836			2,820,836
Common Stock	2,872,643	2,872,643

	$134,294,217

Zep Inc. 401(k) Plan

Notes to Financial Statements (continued)

4. Fair Value Measurements (continued)

FSP 157-4 does not impact disclosures made for periods ending prior to June 15, 2009. The Plan’s assets as of December 31, 2008 are classified within the following table in accordance with the aforementioned three-tiered fair value hierarchy established by ASC 820:

		Fair Value Measurements as of December 31, 2008
Assets	Fair Value as of December 31, 2008	Quoted Market Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Mutual Funds	$50,322,103	$50,322,103
103-12 Investment Entities	42,109,370		42,109,370
Stable Value Fund Cash	2,358,163	2,358,163
Common/Collective Trusts	23,614,476		23,614,476
Participant Loans	3,486,570			3,486,570
Common Stock	3,578,765	3,578,765

	$125,469,447

In the above listed tabular disclosures, funds comprising Common/Collective Trusts are valued using the net asset value (“NAV”) provided by the administrator of those funds. NAV is based on the value of the underlying assets owned by the fund, minus its liabilities and then divided by the number of shares outstanding. The fair value of 103-12 investment entities are valued by discounting the related cash flows based on current yields of similar instruments with comparable durations considering the credit-worthiness of the issuer of the specified instruments of the fund at year-end. Common stock, mutual funds, and PCRA non-cash securities are valued at the closing price reported on the active market on which the individual securities traded. The fair value of participant loans is based on amortized cost, which approximates fair value using a discounted cash flow model. The table below presents a summary of changes in the fair value of the Plan’s level 3 assets:

	Fair Value Measurements as of December 31, 2009
Assets	Beginning of Year Balance	Purchases, sales issuances, and settlements, net	End of Year Balance
Participant Loans	$3,486,570	(665,734)	$2,820,836

5. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated February 5, 2009 stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”), and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. Subsequent to receiving this determination letter by the IRS, the Plan was amended. The Plan administrator believes the Plan is being operated in compliance with applicable requirements of the Code, and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax-exempt.

6. Reconciling Items and Form 5500

An adjustment has been included on the Statements of Net Assets Available for Benefits so that ending net assets available for benefits are presented at contract value. The adjustment relates to the $(1,125,505) valuation allowance discussed in Footnotes 2 and 3 of Notes to Financial Statements, and will represent a reconciling item between these financial statements and the Form 5500. The Plan had excess contributions payable as of December 31, 2009 that were subsequent to that date of $60,880. Also, Contributions Receivable in the Statement of Net Assets Available for Benefits within this Form 11-K have been reduced by an immaterial amount of unapplied cash received as of December 31, 2009. Each of these accruals will represent reconciling items between the financial statements and Form 5500. The Form 5500 has not yet been finalized. As such, differences between these financial statements and the Form 5500 may vary. However, these differences are not expected to be material.

7. Excess Contributions Payable

Subsequent to December 31, 2009, certain 2009 participant contributions were deemed to be excess contributions under the Code. Such contributions were refunded to Plan participants on March 8, 2010. A liability for excess contributions of $60,880 and $156,473 was recorded in the Statement of Net Assets Available for Benefits as of December 31, 2009 and 2008, respectively.

Zep Inc. 401(k) Plan

Notes to Financial Statements (continued)

8. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term, and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

9. Subsequent Event

We have evaluated the financial statements for subsequent events through the date of the filing of this Form 11-K, which is the date the financial statements were issued. On January 4, 2010, Zep acquired Amrep, Inc. a specialty chemical formulator and packager focused in the automotive, fleet maintenance, industrial/MRO supply, institutional supply, and motorcycle markets. Effective June 1, 2010, net assets available for benefits of the Amrep, Inc. Retirement Savings Plan, which totaled $3,443,302 on that date, were transferred into the Plan. The Amrep, Inc. Retirement Savings Plan was terminated immediately following the asset transfer.

Zep Inc. 401(k) Plan

Schedule H, Line 4i

Schedule of Assets (Held at End of Year)

December 31, 2009

EIN#: 26-0783366 Plan: 007

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment	(e) Current Value
	T Rowe Price	T Rowe Price Mid-Cap Growth Fund	$6,044,985

	Vanguard	Vanguard Institutional Index	12,314,418

	Cramer Rosenthal McGlynn	CRM Mid-Cap Value Investor	4,731,778

	Northern Trust	Northern Small Cap Value Fund	2,995,751

	Columbia Management Advisors, LLC	Columbia Dividend Income Class Z	7,793,865

	T Rowe Price	T Rowe Price Growth Stock Fund	5,344,958

*	American Funds	EuroPacific Growth Gr R5	7,031,672

*	PIMCO	PIMCO Total Return Fund Instl	1,918,430

	Wells Fargo	Wells Fargo Advantage Small Cap Growth I	3,538,047

*	Charles Schwab	Schwab Value Money Market Fund	928

*	Charles Schwab	PCRA Self-Directed Brokerage Account	8,107,342

*	State Street Bank	Dow Jones Target Today Fund	1,404,162

*	State Street Bank	Dow Jones Target 2025 Fund	12,711,571

*	State Street Bank	Dow Jones Target 2045 Fund	1,779,777

*	State Street Bank	Dow Jones Target 2015 Fund	1,814,566

*	State Street Bank	Dow Jones Target 2035 Fund	2,447,062

*	State Street Bank	US Bond Index SL Series I	4,574,170

	ING Life & Annuity	IGT Invesco Short-term Bond Fund	6,161,364

	NATIXIS Capital Markets	IGT Invesco AAA ABS Fund	9,056,691

	Monumental	IGT MxMgr Core Fund	6,603,200

	Rabobank Nederland	IGT MxMGR Int G/C Fund	7,503,127

*	State Street Bank	IGT INVESCO Short-term Bond Fund	4,995,493

	Pacific Life Insurance	IGT MxMGR Int G/C Fund	7,682,117

*	State Street Bank	Cash	2,045,264

*	Zep Inc.	Zep Stock Fund	2,872,643

	Participant Loans	Interest Ranging from 4.25% to 9.25%; various Maturity Dates	2,820,836

	Total investments, at fair value		$134,294,217

*	Represents Party-In-Interest

Note: Cost information has not been included in column (d) because all investments are participant directed.

EXHIBIT INDEX

Exhibit Number	Description
23.1	Consent of Independent Registered Public Accounting Firm.